FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 29, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 29, 2005                                           By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                      DIVIDEND RECORD DATE


The ex-dividend date, record date and payment date for the Quarter to 31 March 2005 were incorrectly stated in the Results Announcement published at 12 Noon today.

The correct dates are as follows:

Ex-dividend date  :        11th May 2005
Record date                :        13th May 2005
Payment date      :        7th July 2005




S M Bicknell
Company Secretary

28th April 2005
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                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

27 April 2005               Abacus (GSK) Trustees Limited ("the Trustees"),  as
                            trustee  of  the  GlaxoSmithKline  Employee  Trust,
                            ("the  GSK  Trust"),   transferred  1,912  Ordinary
                            Shares in the Company to participants in the SmithKline Beecham Mid Term Incentive Plan.

28 April 2005               The  Trustees  also  transferred  214,215  Ordinary
                            Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 29 April 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

29 April 2005